Nephros, Inc.

380 Lackawanna Place

South Orange, New Jersey 07079

(201) 343-5202

June 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Timothy Buchmiller

Re:	Nephros, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-225109

Dear Mr. Buchmiller:

On behalf of the Company, the undersigned respectfully requests that the above-referenced registration statement be declared effective at 4:00 p.m., Washington, D.C. time, on June 22, 2018, or as soon thereafter as is practicable.

Sincerely,

Nephros, Inc.

By:	/s/ Daron Evans
Daron Evans
Chief Executive Officer